SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

CHARTER COMMUNICATIONS, INC.

(Name of Subject Company (Issuer))

CHARTER COMMUNICATIONS, INC.

(Name of Filing Person Company (Issuer))

Options to Purchase Common Stock
par value $.001 per share
(Title of Class of Securities)

16117M107
(CUSIP Number of Class of Securities)
(Underlying Class A Common Stock)

Curtis S. Shaw, Esq.
Charter Communications, Inc.
12405 Powerscourt Drive
St. Louis, Missouri 63131
(314) 965-0555

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of
Filing Persons)

Copies to:
Alvin G. Segel, Esq.
Irell & Manella LLP
1800 Avenue of the Stars, Suite 900
Los Angeles, California 90067
(310) 277-1010

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

$16,734,870	$1,353.85

*Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 22,929,573 shares of Class A common stock of Charter Communications, Inc. having an aggregate value of $16,734,870 will be exchanged and cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Section 13(e) of the Securities Exchange Act of 1934, as amended, Rule 0-11 thereunder, Fee Rate Advisory No. 11 for fiscal year 2003 issued by the Securities and Exchange Commission on February 21, 2003 and Fee Rate Advisory No. 6 for fiscal year 2004 issued by the Securities and Exchange Commission on November 24, 2003, equals $80.90 for each $1,000,000 of the value of the transaction.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:            Not applicable.            Filing party:            Not applicable.

Form or registration No.:            Not applicable.            Date filed:            Not applicable.

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[  ] third-party tender offer subject to Rule 14d-l.
[X] issuer tender offer subject to Rule 13e-4.
[  ] going private transaction subject to Rule 13e-3.
[  ] amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [ ]

Item 1. Summary Term Sheet
Item 2. Subject Company Information
Item 3. Identity and Background of Filing Person
Item 4. Terms of the Transaction
Item 5. Past Contacts, Transactions, Negotiations and Agreements
Item 6. Purposes of the Transaction and Plans or Proposals
Item 7. Source and Amount of Funds or Other Consideration
Item 8. Interest in Securities of the Subject Company
Item 9. Person/Assets, Retained, Employed, Compensated or Used
Item 10. Financial Statements
Item 11. Additional Information
Item 12. Exhibits
Item 13. Information Required by Schedule 13E-3
SIGNATURE
INDEX OF EXHIBITS
OFFER TO EXCHANGE
FORM OF PERSONALIZED STATEMENT - RESTRICTED STOCK
FORM OF PERSONALIZED STATEMENT - CASH
FORM OF NOTICE OF WITHDRAWAL
FORM OF LETTER TO EMPLOYEES
FORM OF E-MAIL TO EMPLOYEES
STOCK OPTION EXCHANGE PROGRAM BROCHURE
TEXT OF FREQUENTLY ASKED QUESTIONS
TEXT OF INFORMATION ON OFFER WEB SITE
STOCK OPTION EXCHANGE PROGRAM TELEPHONE SCRIPT
POWER POINT PRESENTATION TO EMPLOYEES
ELECTION CONFIRMATION - RESTRICTED STOCK
ELECTION CONFIRMATION - CASH
FORM OF GRANT NOTICE & RESTRICTED STOCK AGREEMENT
FORM OF GRANT NOTICE & RESTRICTED STOCK AGREEMENT

Item 1. Summary Term Sheet.

     The information set forth in the Offer to Exchange dated January 20, 2004 (the “Offer to Exchange”) attached hereto as Exhibit (a)(1), under “Summary Term Sheet” is incorporated herein by reference.

Item 2. Subject Company Information.

     (a)  Name and Address. The name of the issuer is Charter Communications, Inc., a Delaware corporation (the “Company”), the address of its principal executive office is 12405 Powerscourt Drive, St. Louis, Missouri 63131, and the telephone number of its principal executive office is (314) 965-0555.

     (b)  Securities. This Tender Offer Statement on Schedule TO (this “Schedule”) relates to an offer by the Company to exchange, for compensatory purposes, outstanding options granted under The Charter Communications Option Plan (the “1999 plan”) or the Charter Communications, Inc. 2001 Stock Incentive Plan (the “2001 Plan”) with exercise prices of more than $10.00 per share for restricted shares of the Company’s Class A common stock, par value $0.001 per share, or, in certain cases, cash payments, upon the terms and subject to the conditions set forth in the Offer to Exchange and the related Election Agreement attached hereto as Exhibit (a)(2) and Exhibit (a)(3) (the “Election Agreement” and, together with the Offer to Exchange, as they are amended or supplemented from time to time, the “Offer”). Outstanding options granted under the 2001 plan are exercisable for shares of the Company’s Class A common stock. Outstanding options granted under the 1999 plan are exercisable for membership units of Charter Communications Holding Company, LLC, which membership units would be automatically exchanged for shares of the Company’s Class A common stock upon exercise on a one-for-one basis pursuant to the terms of the 1999 plan. Only employees of the Company or one of its subsidiaries as of January 20, 2004 who continue to be employees through the date the Company accepts their tendered options for exchange and cancellation are eligible to participate in the offer. Employees who are currently on a personal leave of absence or a medical, maternity, worker’s compensation, military or other statutorily protected leave of absence are eligible to participate in the offer. Members of the Company’s board of directors who are not also employees of the Company or any of its subsidiaries also are not eligible to participate in the offer.

     As of December 31, 2003, options to purchase 47,882,365 shares of the Company’s Class A common stock were issued and outstanding under the 1999 plan and the 2001 plan. Of these outstanding options, options exercisable for 22,929,573 shares of the Company’s Class A common stock are held by eligible participants and have exercise prices above $10.00 per share.

     (c)  Trading Market and Price. The information set forth in the Offer to Exchange under Section 7 (“Price Range of Our Common Stock Underlying the Options”) is incorporated herein by reference.

Item 3. Identity and Background of Filing Person.

     (a)  Name and Address. The Company is the filing person. The information set forth under Item 2(a) above and in Schedule A to the Offer to Exchange (“Information About the Directors and Executive Officers of Charter Communications, Inc.”) is incorporated herein by reference.

Item 4. Terms of the Transaction.

     (a)  Material Terms. The information set forth in the Offer to Exchange under “Summary Term Sheet,” Section 1 (“Eligible Participants; Number of Shares of Restricted Stock; Amount of Cash Payment; Expiration Date”), Section 3 (“Procedures for Tendering Options”), Section 4 (“Withdrawal Rights”), Section 5 (“Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock and Payment of Cash”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”), Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”), Section 12 (“Certain Legal Matters; Regulatory Approvals”), Section 13 (“Material U.S. Federal Income Tax Consequences”) and Section 14 (“Extension of Offer; Termination; Amendment”) is incorporated herein by reference.

     (b)  Purchases. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

     (e)  Agreements Involving the Subject Company’s Securities. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 6. Purposes of the Transaction and Plans or Proposals.

     (a)  Purposes. The information set forth in the Offer to Exchange under Section 2 (“Purpose of the Offer”) is incorporated herein by reference.

     (b)  Use of Securities Acquired. The information set forth in the Offer to Exchange under Section 5 (“Acceptance of Options for Exchange and Cancellation; Issuance of Restricted Stock and Payment of Cash”) and Section 11 (“Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer”) is incorporated herein by reference.

     (c)  Plans. The information set forth in the Offer to Exchange under Section 9 (“Certain Information About Us; Risk Factors”) is incorporated herein by reference.

Item 7. Source and Amount of Funds or Other Consideration.

     (a)  Source of Funds. The information set forth in the Offer to Exchange under Section 8 (“Source and Amount of Consideration; Terms of Restricted Stock”) and Section 15 (“Fees and Expenses”) is incorporated herein by reference.

     (b)  Not applicable.

     (d)  Not applicable.

Item 8. Interest in Securities of the Subject Company.

     (a)  Securities Ownership. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

     (b)  Securities Transactions. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

Item 9. Person/Assets, Retained, Employed, Compensated or Used.

     (a)  Not applicable.

Item 10. Financial Statements.

     (a)  Financial Information. The information set forth in the Offer to Exchange under Section 9 (“Certain Information About Us; Risk Factors”) and Section 16 (“Additional Information”), in Item 8 (“Financial Statements and Supplementary Data”) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2002, and in Item 1 (“Financial Statements”) of the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003 is incorporated herein by reference.

     (b)  Not applicable.

Item 11. Additional Information.

     (a)(1) Agreements, Regulatory Requirements and Legal Proceedings. The information set forth in the Offer to Exchange under Section 10 (“Interests of Directors and Officers; Transactions and Arrangements Concerning Our Securities”) is incorporated herein by reference.

     (a)(2) Section 12 (“Certain Legal Matters; Regulatory Approvals”) is incorporated herein by reference.

     (a)(3) Not applicable.

     (a)(4) Not applicable.

     (a)(5) None.

     (b)  Not applicable.

Item 12. Exhibits.

     (a)(1) Offer to Exchange, dated January 20, 2004.

     (a)(2) Form of Personalized Statement and Election Agreement (Restricted Stock).

     (a)(3) Form of Personalized Statement and Election Agreement (Cash).

     (a)(4) Form of Notice of Withdrawal.

     (a)(5) Form of Letter to Employees.

     (a)(6) Form of e-mail to Employees regarding Personal Identification Number.

     (a)(7) Text of e-mail to Employees, dated November 24, 2003 (previously filed on Schedule TO-C dated November 25, 2003).

     (a)(8) Charter Communications Stock Option Exchange Program Overview Brochure.

     (a)(9) Text of Frequently Asked Questions.

     (a)(10) Text of information provided on Offer web site.

     (a)(11) Charter Communications Stock Option Exchange Program Telephone Election System script.

     (a)(12) Powerpoint Presentation to Employees.

     (a)(13) Poster announcement regarding the Stock Option Exchange Program (previously filed on Schedule TO-C dated January 16, 2004).

     (a)(14) The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 15, 2003 and incorporated by reference herein (File No. 000-27927).

     (a)(15) The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 3, 2003 and incorporated by reference herein (File No. 000-27927).

     (a)(16) Election Confirmation (Restricted Stock).

     (a)(17) Election Confirmation (Cash).

     (b)  Not applicable.

     (d)(1) Form of Grant Notice and Restricted Stock Agreement (Employees of the Rank of Senior Vice President and Above).

     (d)(2) Form of Grant Notice and Restricted Stock Agreement (Employees Below the Rank of Senior Vice President).

     (d)(3) Charter Communications Option Plan, incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499).

     (d)(4) Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC, incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499).

     (d)(5) Form of Amendment No. 1 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the Company’s registration statement on Form S-1 filed on November 1, 1999 (File No. 333-83887).

     (d)(6) Amendment No. 2 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.4(c) to the Company’s Annual Report on Form 10-K filed on March 30, 2000 (File No. 000-27927).

     (d)(7) Amendment No. 3 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.14(e) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

     (d)(8) Amendment No. 4 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

     (d)(9) Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2001 (File No. 000-27927).

     (d)(10) Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(b) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

     (d)(11) Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001 (File No. 000-27927).

     (d)(12) Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.15(c) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

     (d)(13) Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(e) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

     (d)(14) Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

     (d)(15) Form of Registration Rights Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc., Paul G. Allen, Jerald L. Kent, Howard L. Wood and Barry L. Babcock, incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

     (d)(16) Form of Exchange Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc. and Paul G. Allen, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

     (g)  Not applicable.

     (h)  Not applicable.

Item 13. Information Required by Schedule 13E-3.

     Not applicable.

SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CHARTER COMMUNICATIONS, INC.

By:	/s/ Steven A. Schumm

Name:	Steven A. Schumm
Title:	Executive Vice President—Chief Administrative Officer

Dated: January 20, 2004

INDEX OF EXHIBITS

Exhibit No.	Description of Exhibit
(a)(1)	Offer to Exchange, dated January 20, 2004.

(a)(2)	Form of Personalized Statement and Election Agreement (Restricted Stock).

(a)(3)	Form of Personalized Statement and Election Agreement (Cash).

(a)(4)	Form of Notice of Withdrawal.

(a)(5)	Form of Letter to Employees.

(a)(6)	Form of e-mail to Employees regarding Personal Identification Number.

(a)(7)	Text of e-mail to Employees, dated November 24, 2003 (previously filed on Schedule TO-C dated November 25, 2003).

(a)(8)	Charter Communications Stock Option Exchange Program Overview Brochure.

(a)(9)	Text of Frequently Asked Questions.

(a)(10)	Text of information provided on Offer web site.

(a)(11)	Charter Communications Stock Option Exchange Program Telephone Election System script.

(a)(12)	Power point presentation to Employees.

(a)(13)	Poster announcement regarding the Stock Option Exchange Program (previously filed on Schedule TO-C dated January 16, 2004).

(a)(14)	The Company’s Annual Report on Form 10-K for the year ended December 31, 2002, filed on April 15, 2003 and incorporated by reference herein (File No. 000-27927).

(a)(15)	The Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2003, filed on November 3, 2003 and incorporated by reference herein (File No. 000-27927).

(a)(16)	Election Confirmation (Restricted Stock).

(a)(17)	Election Confirmation (Cash).

(b)	Not applicable.

Exhibit No.	Description of Exhibit
(d)(1)	Form of Grant Notice and Restricted Stock Agreement (Employees of the Rank of Senior Vice President and Above).

(d)(2)	Form of Grant Notice and Restricted Stock Agreement (Employees Below the Rank of Senior Vice President).

(d)(3)	Charter Communications Option Plan, incorporated by reference to Exhibit 10.4 to Amendment No. 4 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on July 22, 1999 (File No. 333-77499).

(d)(4)	Assumption Agreement regarding Option Plan, dated as of May 25, 1999, by and between Charter Communications Holdings, LLC and Charter Communications Holding Company, LLC, incorporated by reference to Exhibit 10.13 to Amendment No. 6 to the registration statement on Form S-4 of Charter Communications Holdings, LLC and Charter Communications Holdings Capital Corporation filed on August 27, 1999 (File No. 333-77499).

(d)(5)	Form of Amendment No. 1 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(c) to Amendment No. 4 to the Company’s registration statement on Form S-1 filed on November 1, 1999 (File No. 333-83887).

(d)(6)	Amendment No. 2 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.4(c) to the Company’s Annual Report on Form 10-K filed on March 30, 2000 (File No. 000-27927).

(d)(7)	Amendment No. 3 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.14(e) to the Company’s Annual Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

(d)(8)	Amendment No. 4 to The Charter Communications Option Plan, incorporated by reference to Exhibit 10.10(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(9)	Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.25 to the Company’s Quarterly Report on Form 10-Q filed on May 15, 2001 (File No. 000-27927).

(d)(10)	Amendment No. 1 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(b) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(11)	Amendment No. 2 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.10 to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001 (File No. 000-27927).

(d)(12)	Amendment No. 3 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.15(c) to the Company’s Annual

Exhibit No.	Description of Exhibit
Report on Form 10-K filed on March 29, 2002 (File No. 000-27927).

(d)(13)	Amendment No. 4 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(e) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(14)	Amendment No. 5 to the Charter Communications, Inc. 2001 Stock Incentive Plan, incorporated by reference to Exhibit 10.11(f) to the Company’s Annual Report on Form 10-K filed on April 15, 2003 (File No. 000-27927).

(d)(15)	Form of Registration Rights Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc., Paul G. Allen, Jerald L. Kent, Howard L. Wood and Barry L. Babcock, incorporated by reference to Exhibit 10.14 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).

(d)(16)	Form of Exchange Agreement, dated as of November 12, 1999, by and among the Company, Charter Investment, Inc., Vulcan Cable III, Inc. and Paul G. Allen, incorporated by reference to Exhibit 10.13 to Amendment No. 3 to the Company’s registration statement on Form S-1 filed on October 18, 1999 (File No. 333-83887).